Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
July 23, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jan Woo
Mitchell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-232400
Ladies and Gentlemen:
Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 19, 2019, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m. Eastern time, on July 23, 2019, or as soon thereafter as practicable. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.
[Signature Page Follows]

Very truly yours,
GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the Underwriters
GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed
Name: Elizabeth Reed
Title: Managing Director
J.P. MORGAN SECURITIES LLC

By:	/s/ Stas Byhovsky
Name: Stas Byhovsky
Title: Managing Director

[Signature Page to Withdrawal of Acceleration Request of the Underwriters]